UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

March 22, 2006

Commission File Number 1-9337

BG Group plc
(Translation of registrant's name into English)

100 Thames Valley Park Drive
Reading RG6 1PT
ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F        Form 40-F

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Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosure: The BG Group plc’s Annual Review 2005 for the fiscal year ended December 31, 2005.

Group Overview

NORTH AMERICA AND THE CARIBBEAN	EUROPE AND CENTRAL ASIA

SOUTH AMERICA	MEDITERRANEAN BASIN AND AFRICA	ASIA PACIFIC

We have a controlling stake in the largest natural gas distribution company in Brazil. We sell gas in Brazil and Bolivia, and supply the liquids market in Bolivia, from reserves in Bolivia. We also hold interests in 14 exploration blocks on- and offshore Brazil and have interests in transmission pipelines.	Production in this region is principally from Egypt and Tunisia, with exploration acreage in Israel and areas of Palestinian Authority, Libya, Mauritania and Nigeria. LNG exports from Egyptian LNG commenced in the second quarter 2005. We also have contracts to buy LNG from Egypt, Equatorial Guinea and Nigeria to supply our markets in the USA and Europe.	In the expanding Indian gas market, we have a growing E&P business and interests in two gas distribution companies. We also have power generation businesses in Malaysia and the Philippines and have gas and condensate production in Thailand.
For more information: www.bg-group.com

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BG GROUP ANNUAL REVIEW 2005	1

BG Group Highlights 2005

BG Group’s main activities

BG Group is engaged in the exploration, production, transmission, distribution and supply of natural gas to industrialised and developing markets around the world. Active in over 20 countries, we have key skills and experience to connect high value markets to cost competitive resources.

Exploration and Production (E&P)

BG Group explores, develops, produces and markets gas and oil around the world. Around 73% of 2005 production was gas. The Group uses its technical, commercial and gas chain skills to deliver projects at competitive cost, and maximise the sales value of production.	£1 942 million* total operating profit

10% increase in volumes
Liquefied Natural Gas (LNG)

BG Group’s LNG activities combine the development of LNG liquefaction and regasification facilities with the purchasing, shipping and sale of LNG. The Group uses its expertise in LNG to connect its own and other producers’ gas reserves to markets.	£172 million* total operating profit

87% increase in total operating profit
Transmission and Distribution (T&D)

BG Group’s T&D expertise and activities develop markets for natural gas and provide them with supply from its own and others’reserves through transmission and distribution networks and complementary businesses.	£211 million* total operating profit

43% increase in total operating profit
Power

A large proportion of the worldwide demand for gas is attributable to power stations. BG Group develops, owns and operates gas-fired power generation plants.	£113 million* total operating profit

2.8 Gigawatt power capacity

Contents		14	Board of Directors
2	Chairman and Chief Executive’s statement	16	Summary Directors’ report
4	Strategy and Performance	17	Summary Remuneration report
11	Corporate Responsibility	20	Summary Financial Statements
12	Governance and Risk	24	Notice of Annual General Meeting

*	Business Performance excluding disposals and certain re-measurements. For a further explanation of disposals and re-measurements see page 16. See pages 22 and 23 for a reconciliation between Business Performance and Total Results.

From 1 January 2005, BG Group is required to prepare its consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) endorsed by the European Union. The adoption of IFRS has resulted in the comparative information for 2003 and 2004 being restated. Further details on the restatement of the results previously reported under UK GAAP are given in note 33, page 118 of the 2005 Annual Report and Accounts.

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2	BG GROUP ANNUAL REVIEW 2005

Chairman and Chief Executive’s statement

“In a challenging business environment, BG Group has again delivered another impressive set of results.”

Frank Chapman Chief Executive	Sir Robert Wilson Chairman

We are pleased to report that, in 2005, BG Group delivered another impressive set of results. Strong operational performance and favourable market conditions combined to enable our continued growth. Total operating profit* increased by 57% from 2004 to £2.38 billion. At constant UK£/US$ exchange rates and upstream prices, total operating profit increased by 15% for the year. Our earnings, excluding disposals and re-measurements*, were up by 64% to £1 357 million and the full year dividend will be increased by 57% to 6.00 pence. Our aim now is to continue to increase the dividend in line with underlying earnings growth.	THE GLOBAL ENERGY MARKET
It has been clear for some years now that the growth in demand for natural gas would be likely to exceed that for competing fuels. It has been clear, too, that the rapid development of international trade in gas, whether through pipelines or Liquefied Natural Gas (LNG), would mean a much faster rate of change in the gas industry than in the more mature markets for other fossil fuels. Now, overlaid on all this, we have seen sharp price increases, both for gas and oil, and growing concern about the long-term security of energy supplies. This all makes for a challenging business environment, but one that is full of opportunity for a company such as ours, with a focus predominantly on gas.

Demand for gas is rising in both the USA and Western Europe at a time when indigenous supplies are in decline. The gap must be filled by internationally traded gas and a significant part of this will be LNG. Over recent years, BG Group has developed a strong Atlantic Basin position in LNG, so we are well placed to participate in this growing market.

The recent high level and extraordinary volatility of international gas prices has adverse implications for the industry’s competitiveness and, combined with concerns about security of supply, will tend to encourage consideration of both nuclear and coal-fired power generation as alternatives to gas. However, many of the current destabilising influences on gas pricing are likely to subside with the development of more infrastructure for the international trade in gas. Concerns about geopolitical stability in some key producing areas are less easy to address and, at national policy level, can probably only be met by geographic diversity in supply sources.

A STRATEGY FOR SUCCESS
There are good reasons to believe we are entering the ‘Age of Gas’. Natural gas is the cleanest fossil fuel; it is convenient to use; it is relatively abundant; and the technologies for delivering it by pipeline and ship are mature. Renewables will enter the energy mix, of course, but it will be many years yet before they will account for a large part of the world’s energy needs. In the meantime, gas, as the most eco-friendly fossil fuel, has an important role to play. Our core strategy is to secure competitively priced gas and connect it to customers in high value markets. We believe that the evidence of 2005 is that this is a strategy that continues to create value and provides BG Group with a compelling proposition and strong position; particularly important at this time when cost

* See pages 22 and 23 for a reconciliation between Business Performance and Total Results.

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BG GROUP ANNUAL REVIEW 2005	3

pressures are rising and competition within the gas market is growing.

HOW WE PERFORMED*
For BG Group, the year 2005 was once again characterised by excellent project delivery. But a significant part of our activity also revolved around developing future projects: for example, we increased our gross exploration acreage by over 45 000 km2, acquiring blocks or succeeding in licence bid rounds in Brazil, Canada, Egypt, India, Libya, Nigeria, Norway, the UK and the USA. We also agreed to expand further the storage and throughput capacity at the Elba Island regasification terminal and acquired full ownership of the Brindisi regasification project in Italy.

In Exploration and Production (E&P), total operating profit was up again – by 63% to £1 942 million. This increase was largely due to higher prices, and higher output from Kazakhstan and Egypt. We have increased our E&P targets for 2006 for the second successive year to reflect the progress we have made.

This was an outstanding year for the LNG segment of our business. We doubled the number of operating liquefaction trains in the course of the year with Egyptian LNG Trains 1 and 2 and Atlantic LNG Train 4 coming onstream. Phase 1 of the expansion of our Lake Charles capacity was also completed, nearly doubling the Group’s regasification capacity.

We continued to demonstrate that there is value downstream, by making further progress in fast developing markets. In India, we have achieved strong growth in distribution volumes and profits. The Transmission and Distribution (T&D) highlight for 2005, though, was at our Comgas business in Brazil where operating profit rose 53% and double-digit volume growth was achieved.

Our Power portfolio, which covers the UK, Italy, the Philippines and Malaysia, continues to realise good returns.

CONFIDENT IN OUR FUTURE
In November, we announced our intention to return up to £1 billion to shareholders via a share repurchase programme, and we have already noted the step change in our dividend policy. These are signals of our commitment to tight capital discipline, to maintaining an efficient balance sheet and to generating cash for the long-term benefit of our shareholders. High hydrocarbon prices, the US$1.8 billion aggregate pre-tax receipts from our North Caspian Sea asset sale and new long-term projects coming onstream have enabled us to do this. It is a signal of our confidence in the outlook for BG Group that we can both return cash to shareholders and sustain our growth trajectory. Consistent with these growth ambitions, we also announced an extra £900 million of capital investment in new development projects.

CORPORATE RESPONSIBILITY AND GOVERNANCE
As a Group, we are committed to the very highest standards of governance. We have developed a framework that encompasses organisation and structure, internal controls, and independent assurance. We believe that this framework delivers best practice in terms of governance.

Increasingly, the focus on gas production is moving from developed countries to those at different stages of economic, environmental and social development. There are new opportunities for us, but these new opportunities bring with them very clear responsibilities. It is often alleged, for example, that resource wealth in developing countries leads to corruption. That need not be the case and we will have no part in it. In fact, we go further and apply the same transparent and ethical standards in our operations regardless of where we work in the world.

Recognising the increasing range of cultural and social environments in which we operate, BG Group is putting more resource into the development and implementation of Corporate Responsibility policy. A Corporate Responsibility Committee of the Board, which has a wide remit including Health, Safety, Security, Environment and Community Relations, has been established under the chairmanship of Sir John Coles. The establishment of this Committee reflects the increasing weight the Board places on getting Corporate Responsibility right. However, although we have made significant progress in safety management in recent years, it is with great regret that we have to report six contractor fatalities in three events during 2005. Five were in Egypt and one in Kazakhstan. Our response was a full review of our approach to safety management throughout the Group. We introduced a comprehensive STEP UP safety programme, requiring all employees to reassess their behaviours and to ensure that safety is reinforced as their highest priority.

BOARD AND GROUP EXECUTIVE
In 2005, we welcomed Jürgen Dormann, who joined the Board in June. We also welcomed onto the Group Executive Mark Carne, who is our Executive Vice President and Managing Director for Europe and Central Asia, and Stefan Ricketts, who is our General Counsel.

Finally, we would like to thank the employees of BG Group for the commitment and effort they demonstrated and the imagination they displayed in the course of 2005. At a time when the Group is growing fast, the challenges to employees are considerable. They have shown what an excellent team they are in delivering the successes reported in this Annual Review.

Sir Robert Wilson and Frank Chapman
Chairman and Chief Executive

* See pages 22 and 23 for a reconciliation between Business Performance and Total Results.

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4	BG GROUP ANNUAL REVIEW 2005

Strategy and Performance

Strategy in action

BG Group’s strategy is to secure competitively priced resource (oil and gas) – both equity and contracted supply – and bring that resource to customers in high value markets.

Gas is often more difficult to commercialise than oil because, unlike oil, there is no globally traded market for gas. In addition, gas is more difficult to store and transport. As a result, specialist skills are required to put together gas chains that link resources to markets.

BG Group maintains a deep understanding of current gas demand and market trends and has been successful in creating markets for its gas.

Securing competitive supplies is an essential part of BG Group’s strategy and cost leadership is a pre-requisite for long-term success. Although industry costs have been rising, BG Group is maintaining its competitive advantage in key performance metrics. The Group’s supplies remain cost competitive against peer companies.

E&P cost metrics(a)

Three year Finding and Development costs ($/boe)	Annual unit operating cost ($/boe)
Peer Group includes Super Majors,	Peer Group includes Super Majors,
US and European Integrated Majors	US and European Integrated Majors

BG Group 2003-2005(b)	BG Group 2004

BG Group 2003-2005(c)	BG Group 2005

Peer 2002-2004	Peer 2004

Source: Evaluate Energy 2005, BG Group	Source: Evaluate Energy 2005, BG Group

(a)	See BG Group’s 2005 Annual Report and Accounts on the BG Group website for an explanation of how these ratios are calculated
(b)	Indicates position with underlying performance data, which is calculated at constant prices and excludes fuel gas
(c)	Indicates position with SEC data

For more information: www.bg-group.com

Creating value across the gas chain

BG Group’s understanding of market trends and industry-leading skills across the gas chain have allowed us to identify high quality opportunities.

Exploration and Production

CASE STUDY: UK

Securing competitively priced supply for the UK

In the UK, we are working to maintain our supply position from a range of piped and LNG sources. Our production hubs and infrastructure in the UK North Sea are adding value to new prospects and exploration acreage across the median line in Norway. We are importing gas from Europe via our share in the expanded Interconnector pipeline and are developing a LNG import terminal in Wales.

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BG GROUP ANNUAL REVIEW 2005	5

Liquefied Natural Gas

Transmission

CASE STUDY: USA

LNG is key to accessing high value US market

In the USA, the market access afforded by our regasification capacity at Lake Charles and Elba Island is adding value to our reserves in Trinidad and Tobago and Egypt and will underpin our continuing investment in Nigeria. It also allows us to purchase third-party LNG from sources such as Nigeria and Equatorial Guinea and to take advantage of LNG arbitrage opportunities.
Power

Distribution

CASE STUDY: EGYPT

Building on success in Egypt

Success in Egypt has been the result of first class project delivery combined with government alignment. The business started by supplying the domestic market but has rapidly developed into a LNG export scheme to target higher priced international markets. There is the potential for expansion at the liquefaction plant and through exploration of our new and existing acreage.

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6	BG GROUP ANNUAL REVIEW 2005

Strategy and Performance

“We are unique in our industry because we specialise in gas and have the skills to compete right across the gas chain.”

William Friedrich Deputy Chief Executive	Frank Chapman Chief Executive

STRATEGY
BG Group is an integrated gas company that aims to achieve strong growth and competitive returns through a strategy focused on securing competitively priced gas and bringing that gas to high value markets.

Our competitive advantage stems from a deep understanding of gas markets combined with industry-leading skills in finding and commercialising gas. This capability allows us to capture opportunities and develop projects that deliver value across the entire chain.

The strategy has remained fundamentally unchanged for some years because it continues to deliver value to shareholders and has proved robust in the face of developments in the business environment.

FUTURE GROWTH
BG Group’s ability to achieve strong growth is underpinned by existing assets that have a distinctive, low cost, long-life base with substantial growth potential. In addition, other drivers of long-term growth are:

• incremental investments around existing assets;
•	the ability to connect assets to enhance value; and

•	new opportunities, building on core competencies.

BG Group’s cost competitive, flexible LNG portfolio is of particular importance. Core market access positions at Lake Charles and Elba Island anchor value from the upstream business – both from equity and contracted gas supplies. Over the next two years, an important transition will occur as material long-term contracts come onstream to provide the major share of the LNG supply portfolio. Spot and short-term supply opportunities will continue to be available to the Group. We expect to capture further value by taking arbitrage opportunities in response to short-term market conditions.

In addition to supplying high value markets in the USA and Europe, BG Group is also developing valuable positions in other markets, including Brazil and India. These markets have material long-term growth potential driven by underlying economic growth. We continue to grow our businesses along the gas chain and to play an active part in contributing to market development.

Exploration success will be an important determinant of long-term growth. At a time when accessing resources has become one of the central challenges for the industry, we have substantially increased gross exploration acreage in the last year. This is expected to contribute to our ability to sustain the Group’s growth in the next decade.

HOW WE PERFORMED*
2005 was another year of good performance from the Group, with strong growth and operational performance ahead of our forecasts. Total operating profit, excluding disposals and re-measurements*, was £2 380 million, up 57% compared to 2004.

Our revenue and other operating income in 2005 was £5 664 million, as compared to

* See pages 22 and 23 for a reconciliation between Business Performance and Total Results.

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BG GROUP ANNUAL REVIEW 2005	7

Group wide activities

BG Group is a rapidly growing business with operations in over 20 countries and across five continents. BG Group is principally engaged in exploration and production and the development and supply of existing and emerging gas markets around the world. Gas discoveries often require complex chains of physical infrastructure and commercial agreements to deliver the gas to markets and BG Group has proven skills and experience in creating value from these chains.

£4 063 million in 2004 – an increase of 39%. Earnings have continued to grow strongly; reaching £1 357 million, excluding disposals and re-measurements*, an increase of 64% over 2004.

Exploration and Production (E&P)
Our E&P business continued its strong performance as in previous years. Production increased by 10% to 183.8 million barrels of oil equivalent (mmboe).

In 2005, E&P revenue and other operating income increased by 43% to £3 074 million and E&P operating profit excluding disposals and re-measurements increased by 63% to £1 942 million. The 2005 increase was primarily driven by increased exports from the Karachaganak field in Kazakhstan, higher production from the West Delta Deep Marine fields in Egypt and a full year’s contribution from properties acquired in 2004 in Canada, Egypt and Trinidad and Tobago. US Dollar

exchange rate movements and higher realised prices for gas and oil contributed £641 million to operating profit.

Proved reserves in 2005 increased to 2 184 mmboe from 2 147 mmboe in 2004, after net additions and revisions to proved reserves of 219 mmboe.

In the year we completed 29 exploration and appraisal wells, of which 14 were successful.

UK & Norway
The UK accounted for around 30% of our production in 2005. The principal operating assets are the Armada and Seymour fields, the Blake field, the Easington Catchment Area, the Everest and Lomond fields, the J-Block (Joanne and Judy) and Jade fields and the Elgin/Franklin fields. BG Group also has a 51.18% interest in the Central Area Transmission System. The Atlantic/Cromarty, NW Seymour and Glenelg fields are expected onstream in the first half 2006 and progress was made on the Buzzard field, which is expected to add production from the end of 2006.

Since entry in 2004, the Group has secured 15 exploration licences offshore Norway, which includes four licences awarded in a licensing round in December 2005. Exploration drilling is expected to continue offshore Norway during 2006.

Egypt
2005 was another year of considerable progress for the Group in Egypt with production of 35 mmboe, up 21 mmboe on 2004. We are the operator of two gas-producing areas offshore the Nile Delta and we continue to be a key supplier to the domestic market. The Simian, Sienna and Sapphire fields came onstream in 2005 to supply Egyptian LNG (see ‘LNG’ section for more information) and Rosetta Phase 2 came onstream, delivering into the domestic

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8	BG GROUP ANNUAL REVIEW 2005

Strategy and Performance continued

Key events

•	Early start-up of Simian, Sienna and Sapphire fields offshore Egypt

•	Acquired additional exploration acreage in Canada, India, Nigeria, Norway and the USA and successful in licensing rounds in Brazil, Egypt, Libya, Norway and the UK

•	Exploration success in Canada, Egypt, Mauritania, Trinidad and Tobago and the UK

•	Egyptian LNG Trains 1 and 2 onstream ahead of schedule

•	Atlantic LNG Train 4 onstream

•	Comgas in Brazil continues to grow volumes, up 14%

Exploration and appraisal wells BG Group’s success rate has averaged 61% over the last three years

Total number of wells completed

Number of successful wells

market. In July 2005, we signed concession agreements for two offshore blocks and in January 2006 finalised terms for the North Sidi Kerir Deep concession, subject to ratification by the People’s Assembly.

Kazakhstan
We are the joint operator of the giant Karachaganak oil and gas condensate field in north-west Kazakhstan. In 2005, production increased, reaching over 402 000 gross barrels of oil equivalent per day (boed). Approximately 70% of liquids production from Karachaganak was shipped through the Caspian Pipeline Consortium pipeline (BG Group 2%) and sold at international prices. The remaining untreated production continues to be sold to Russian markets. In April 2005, we completed the disposal of our 16.67% share in the North Caspian Sea Production Sharing Agreement for a pre-tax cash consideration of US$1.8 billion.

Trinidad and Tobago
We produced 18 mmboe of gas in Trinidad and Tobago in 2005 with gas being supplied to both the domestic market and into Atlantic LNG for export to North America. Our Dolphin Deep field is expected onstream in the first half 2006 and will supply Atlantic LNG Trains 3 and 4. In February 2005, we announced a major gas discovery in the offshore Manatee 1 exploration well.

Tunisia
In 2005, we produced around 13 mmboe of gas and condensate in Tunisia from our Miskar offshore field and supplied around 50% of Tunisian gas demand. Progress was made on the development of the Hasdrubal field.

India
In 2005, BG Group’s expanded Panna/Mukta and Tapti (PMT) fields produced around 9 mmboe net. Production from these fields has increased by around 43% on a net basis since we acquired them in 2001 and we are working with partners and the Government to progress expansion projects that plan to almost double PMT’s production rate in the next four years. In December 2005, we reached agreement with ONGC to jointly operate three offshore deep water exploration blocks on the east coast of India. Subject to agreeing farm-in arrangements and government approval, BG Group will hold a 50% interest in these blocks.

Thailand
We continue to invest in the Bongkot field, which accounts for over 20% of Thailand’s domestic gas production. Record daily production levels were achieved by Bongkot during 2005.

Bolivia
We hold a number of E&P interests in Bolivia, including production from the Margarita Early Production Facilities, selling gas into the Brazilian and Bolivian markets. Following the July 2004 referendum, a new Hydrocarbons Law has been passed which marks a significant departure from the principles which previously governed the hydrocarbon sector. A new administration was elected in December 2005. We continue to monitor the situation.

Canada
After significant acquisitions and awards of oil and gas acreage in Canada in 2004 and 2005, we now have around 346 000 hectares of land. Our first Canadian drilling programme began in May 2004. Of the 12 wells drilled and completed in 2005, eight were successful.

Mauritania
Four oil discoveries have been made in Production Sharing Contract (PSC) B and a gas field was discovered in PSC A. Further drilling is planned for 2006. The Chinguetti field began production in February 2006.

Brazil
In 2005, drilling commenced on BM-S-10 (BG Group 25%), BM-S-11 (BG Group 25%) and on BG Group-operated BM-S-13 (BG Group 60%), all offshore São Paulo city.

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BG GROUP ANNUAL REVIEW 2005	9

Libya
We entered Libya in 2005 when we were awarded three onshore exploration licences in the 2nd Libyan licensing round in October 2005. Two licences are in the Sirte basin (BG Group 100% and operator) and one licence in the frontier Kufra basin (BG Group 50%).

Nigeria
We are developing an E&P and LNG position in Nigeria, one of the most prolific hydrocarbon provinces in the Atlantic Basin. In January 2006, we signed a PSC for Block 332, acquiring 45% and operatorship in the deep water block, located in depths of 100-1000 metres, around 100 km south-east of the commercial capital Lagos.

USA
In January 2006, we signed a participation agreement for a 33.33% equity share in 2.1 million acres of land in the Foothills area of the Alaskan North Slope.

Liquefied Natural Gas
Our LNG business continued its strong performance in 2005; three new LNG trains came onstream – Egyptian LNG Trains 1 and 2 and Atlantic LNG Train 4 in Trinidad and Tobago – and LNG remains a key area of investment for the Group. LNG revenue and other operating income increased by 49% to £1 631 million during 2005. Total operating profit excluding disposals and re-measurements was £172 million, up £80 million from 2004. The increase in 2005 reflected improved marketing margins, increased shipping utilisation and the start-up of Egyptian LNG Trains 1 and 2.

Liquefaction
The first cargo of Egyptian LNG Train 1 was despatched in May 2005, three months ahead of schedule and in record time. Egyptian LNG Train 2, which despatched its first cargo in September 2005, was also ahead of schedule and in record time.

In Trinidad and Tobago, the first three trains of Atlantic LNG continued to perform well,

and Train 4 – one of the world’s largest operating trains of LNG – came onstream in December 2005.

We are also jointly planning a LNG liquefaction plant in Olokola on the western coast of Nigeria. The project is planned to comprise four trains of LNG of approximately 5.5 million tonnes per annum (mtpa) each.

Regasification
During 2005, we were responsible for meeting just over 1% of US daily gas demand and imported around 37% of LNG delivered into the USA. The Phase 1 expansion of the Lake Charles terminal came onstream in the third quarter 2005. All of the increased capacity is committed to BG Group. The Phase 2 expansion to increase capacity further is underway and scheduled for completion mid-2006. During the fourth quarter 2005, Lake Charles received the first of its long-term contracted cargoes from Egyptian LNG Train 2. In the first quarter 2006, we took delivery of the first of our long-term cargoes from Nigeria and Atlantic LNG Train 4.

In the USA, we also have capacity to receive LNG at the Elba Island terminal. In 2005, we entered into agreements with El Paso Corporation to further expand the storage and throughput capacity at the Elba Island terminal.

Construction work on the Dragon LNG regasification terminal in Milford Haven, Wales, continued during 2005 and completion is targeted for the fourth quarter 2007. In Italy, we acquired Enel’s share of capacity at the 6 mtpa Brindisi LNG regasification terminal. Brindisi LNG is now expected to receive its first LNG cargo in the fourth quarter 2009. In 2006, we signed a Letter of Agreement for the supply of LNG and the development of a LNG import terminal in Quintero Bay, Chile.

LNG shipping
Shipping remains an important enabler in the LNG business as it ensures delivery and

E&P Production (’000 boed)
Production volumes have grown at a compound average growth rate of 9% between 2003 and 2005

Actual gas

Actual oil and liquids

Target

LNG Production (mtpa)
LNG production has grown 21% per annum on a compound basis since 2003

Actual

Target

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10	BG GROUP ANNUAL REVIEW 2005

Strategy and Performance continued

T&D Throughput (bcma)
Volume throughput has increased 3% per annum on a compound basis since 2003

Actual

Target

(a) Reduction due to sale of Premier Transmission Limited (PTL)

(b) Previous target of 14 bcma has been amended to allow for disposal of PTL and reduced holding in MetroGAS

Power capacity Gigawatt (GW)

Actual

Target

flexibility under long-term contracts and the ability to acquire short-term cargoes and benefit from arbitrage opportunities. We expect to take delivery of three new-build ships in 2006, four in 2007 and we have options for further ships beyond 2007.

Transmission and Distribution
Our T&D business grew strongly in 2005, driven by double-digit volume growth at Comgas in Brazil. Total operating profit excluding disposals and re-measurements from T&D in 2005 was £211 million, including the Group’s share of profit in joint ventures and associates. MetroGAS S.A. (Argentina) and its parent Gas Argentino S.A. (GASA) were deconsolidated in December 2005 as a result of a restructuring agreement signed by GASA shareholders.

Brazil
Comgas (BG Group 60.1%) is Brazil’s largest gas distribution company. In 2005, Comgas increased sales volumes by 14%, operating profit by 53%, increased their customer base to around 485 000 customers, and extended their network by 594 km during the year.

India
Gujarat Gas Company Limited (GGCL) (BG Group 65.1%) is India’s largest private gas distribution company. In 2005, its sales volume increased by 17%, with a better sales mix – including more industrial customers –and cost savings improving margins to achieve a 42% increase in operating profit.

UK
The reverse flow capacity of the Interconnector (BG Group 25%), a gas pipeline that connects the UK with continental Europe, was increased in December 2005 from 8.5 billion cubic metres per annum (bcma) to 16.5 bcma. Reverse flow capacity is scheduled to be further expanded to 23.5 bcma by December 2006.

Power
We have a profitable portfolio of modern, efficient combined cycle gas turbine power stations. Our power stations are located in the UK, the Philippines, Malaysia and Italy.

Total operating profit for Power in 2005 was £113 million and included the Group’s share of operating profits in joint ventures and associates.

UK
Premier Power Limited (BG Group 100%), owns and operates the Ballylumford power station in Northern Ireland. The station has electricity supply agreements with Northern Ireland Electricity. We also have a 50% interest in the Seabank power station, near Bristol.

The Philippines
We have a 40% stake in two gas-fired power stations, Santa Rita and San Lorenzo. Both sell electricity to Meralco, the Philippines’ largest power distribution company, under long-term power purchase agreements.

Italy
We have a 33.68% share in Serene, which operates 400 Megawatt of co-generation at five locations in Italy, adjacent to Fiat Auto plants.

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BG GROUP ANNUAL REVIEW 2005	11

Corporate Responsibility

Corporate Responsibility summary	2005 in review

	•	Launched the STEP UP safety initiative in October, reinforcing our focus on safe behaviours after six contractors died as a result of three separate incidents

	•	Board Corporate Responsibility Committee established in February 2005

	•	BG Group workforce grew by 12% in 2005

Our ability to work in countries at different stages of economic, environmental and social development is fundamental to our business goal of connecting competitively priced gas to markets. We recognise that Corporate Responsibility (CR) strengthens our abilities to deliver our business strategy.

Our Statement of Business Principles is our code of ethics for all employees and forms the foundation of CR across BG Group. A comprehensive review of the Business Principles, involving consultation with employees and external organisations, was conducted in 2005. As a result of the review, revised Business Principles, containing 15 short sentences stating our beliefs and behaviours, were developed and approved by the Board in December 2005. The revised Business Principles, commitments and code of conduct are to be launched in 2006.

CONDUCT
 The Board established a Board CR Committee in February 2005, in recognition that there will be an increasing focus on CR as the business grows. The CR Committee has a specific role in seeking assurance that we will be able to conduct business in potential new countries in accordance with our Business Principles. In late 2005, we commissioned Lord Richard Holme to provide strategic advice on sustainable development. This is scheduled for completion during 2006.

In 2005, we investigated seven allegations in accordance with our Whistleblowing policy and six allegations of fraud. One employment contract was terminated and two cases reported to the police for further investigation. We found evidence of fraud in one case and took remedial action. No evidence of fraud emerged from the remaining two cases. None of these cases were material or related to the Group’s financial reporting.

We support the Extractive Industries Transparency Initiative, which is a UK Government sponsored initiative that promotes transparent reporting by governments of the aggregate revenues resulting from mineral resource extraction.

We also have an active programme of engagement on CR issues with major shareholders and analysts. In 2005, Goldman Sachs ranked BG Group in the top 10% of the oil and gas sector for managing environmental, social and governance issues. We also retained membership of the FTSE4Good and Dow Jones Sustainability Indexes.

OUR PEOPLE
During 2005, we had an average of 5 363 employees in around 20 countries. Business growth in 2005 and projected growth means that it is important to access the best people to deliver the business plan now and into the future.

We also focus on safety – operational and occupational – since the production, transportation and utilisation of large volumes of natural gas carry the potential for major safety hazards. Our safety performance has improved significantly since 1998. The rate of lost time injuries for employees and contractors was 0.5 per million hours worked – compared to 0.6 in 2004 and a starting position of 6.7 in 1998.

It is with great regret that we report six contractor fatalities during 2005: five in Egypt and one in Kazakhstan. The fatalities reinforced our focus on behaviour-based safety and triggered a major review of the way we manage Health, Safety, Security and the Environment (HSSE).

SOCIETY
We recognise that maintaining positive relationships with neighbouring communities is vital for our future commercial success and to maintain our reputation. We conduct Social Impact Assessments to help understand and mitigate the potential impacts of proposed activities on local communities. In 2005, an independent survey concluded that we are implementing our Business Principles as they apply to community relations but we could be more proactive.

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12	BG GROUP ANNUAL REVIEW 2005

Corporate Responsibility
continued

We also work directly with local communities that are affected by our operations as well as contributing to appropriate national initiatives. Our social investments focus on projects that add to long-term sustainability through the Group’s theme of creating opportunity and skills for development. In 2005, we spent a total of £3.6 million on voluntary social investment (£3.5 million in 2004).

ENVIRONMENT
Our core business is the production, supply and distribution of gas. Gas is a relatively clean fuel and can have a beneficial impact on the environment when it is used to replace other fossil fuels. However, our operations have the capacity to produce negative environmental impacts. We operate a Group-wide environmental management system to minimise negative impacts and to ensure compliance with applicable environmental regulation.

Our environmental philosophy of operating beyond compliance with local regulation to meet internationally accepted good practice was reinforced in 2005 through its specific introduction into our Health, Safety and Environment Policy. As part of this commitment, all of our major operated facilities are required to achieve external certification of their environmental management systems to the international standard ISO 14001.

In 2005, in recognition of the increasing financial implications of emissions, we successfully implemented a Group-wide environmental emissions database accessible directly by operated assets. The database is designed to record and analyse emissions to air, land and water.

Governance and Risk

BG Group Governance framework	Overview

BG Group has an established Governance framework that is overseen by the Board of Directors, which is ultimately responsible to BG Group shareholders. The framework is made up of three core elements:

	•	Organisation and Structure;

	•	Internal Control Framework; and

	•	Independent Assurance processes.

The Board of Directors of BG Group is committed to the highest standards of corporate governance, which it considers are critical to maintaining investor confidence and for the integrity of the Group.
BG Group’s Governance framework complements our beliefs and behaviours as set out in our Statement of Business Principles.

STATEMENTS OF COMPLIANCE
Statement of compliance with the provisions of the UK Combined Code
As a UK listed Company, BG Group is required to state whether it has complied with the provisions set out in Section 1 of the UK Financial Reporting Council’s Combined Code on Corporate Governance (the Combined Code) throughout 2005 and, where the provisions have not been complied with, to provide an explanation. BG Group is also required to explain in its Annual Report how it has applied the principles set out in the Combined Code. Section 1 of the Combined Code comprises detailed provisions relating to directors, their remuneration, accountability and audit, and relations with shareholders.

The Directors consider that the Company has complied with the provisions set out in Section 1 of the Combined Code throughout the year ended 31 December 2005.

Statement of compliance with the NYSE Corporate Governance Rules
The Company’s American Depositary Shares are listed on the New York Stock Exchange (NYSE) and the Company is, therefore, subject to the rules of the NYSE as well as US securities laws and the rules of the US Securities and Exchange Commission (SEC) as those rules and laws apply to non-US companies.

The NYSE requires US companies listed on the exchange to comply with its corporate governance rules, but non-US companies, such as BG Group, are exempt from most of these rules. However, pursuant to NYSE Rule 303A.11, BG Group is required to disclose a summary of any significant ways in which the corporate governance practices it follows differ from those required by the NYSE for US domestic companies.

The Directors consider that there are no significant differences in the corporate governance practices followed by BG Group compared to those required by the NYSE for US domestic companies, except that, as permitted by the Combined Code, the Nominations Committee comprises a majority of independent non-executive Directors.

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BG GROUP ANNUAL REVIEW 2005	13

GOVERNANCE FRAMEWORK
The remainder of this report provides further information about BG Group’s Governance framework in support of the statements made above.

Organisation and Structure
A key element of BG Group’s Governance framework is its organisation and structure, which is established by the Board and is designed to allow for effective and efficient decision making. The Board has delegated authority to its committees on specific matters, which are set out in written terms of reference. The terms of reference of the Audit, Remuneration, Corporate Responsibility and Nominations committees are published on the Company’s website. Copies are available upon request.

Board of Directors
The Board is responsible to BG Group’s shareholders for creating and delivering sustainable shareholder value through the management of the Group’s businesses within the overall Governance framework. The Board sets the Group’s strategy and ensures that an appropriate level of financial and human resources are made available to management for the delivery of the agreed strategy. The Board has a formal schedule of matters specifically reserved to it for decision.

The Board is made up of a non-executive Chairman, the Chief Executive, Deputy Chief Executive, Chief Financial Officer and six independent non-executive Directors. A list of the individual Directors, their biographies and details of their committee membership are provided on pages 14 and 15. The independent non-executive Directors provide a wealth of experience and skills. The posts of Chairman and Chief Executive are separated and their responsibilities are set out in writing and agreed by the Board. The roles and responsibilities of the Chairman and Chief Executive are published on the Company’s website. In the opinion of the Board, each of its non-executive Directors, with the exception of the Chairman, is independent in character and judgment.

At the time of his appointment, the Chairman was considered independent by the Board. In accordance with the Combined Code, the ongoing test of independence for the Chairman is not appropriate.

The Board has regular scheduled meetings throughout the year and, wherever possible, Directors are expected to attend all Board meetings and any respective committee meetings together with the Annual General Meeting (AGM). All Directors are subject to election by shareholders at the first AGM following their appointment by the Board. Thereafter, in accordance with the Combined Code and the Company’s Articles of Association, they are subject to re-election every three years.

Company Secretary
The Company Secretary, Ben Mathews, is responsible for advising the Board through the Chairman on all governance matters. The Directors have full access to the advice and services of the Company Secretary, who is responsible to the Board for ensuring that correct Board procedures are followed.

Board evaluation
A comprehensive and rigorous evaluation was conducted during the year, of the performance of the Board, its principal committees, individual non-executive Directors and the Chairman. An evaluation of the Corporate Responsibility Committee will take place in 2006 following its first full year of operation. The Directors have concluded that the Board and its committees operate effectively and that each Director is contributing to the overall effectiveness and success of the Group.

Internal Control Framework
The second key element of BG Group’s Governance framework is the Internal

Control Framework, which defines the way in which the Group operates and comprises the Group’s Business Principles, policies, standards, guidelines and processes. The Board is responsible for the Group’s underlying system of internal controls and has oversight responsibility for the review and assurance processes.

The Board has determined that the Group’s system of internal controls is effective.

Independent Assurance
The third element of BG Group’s Governance framework is Independent Assurance, which is provided by Group Audit, by its independent external Auditors and by other external advisers.

The purpose of Group Audit is to provide assurance to the Board, Audit Committee, Group Executive Committee and business management that effective and efficient internal control processes are in place to identify and manage business risks across the Group. The independent external Auditors’opinion on the accounts is set out on page 21 of this Annual Review. The external reserves consultant, Degolyer and MacNaughton provides an independent review on certain of BG Group’s oil and gas reserves.

RISK MANAGEMENT AND RISK FACTORS
There is a continuous process for identifying, evaluating and managing the significant risks faced by the Group.

Risk Management is incorporated into key business processes including strategy and business planning, investment appraisal, performance management and HSSE. The principal risk factors that may affect the Group’s business, strategy and share price are exploration and new ventures, portfolio, political climate, project pre-sanction and commercialisation, project delivery, operations, commodity prices, exchange rate, financing, credit, regulation, commercial, HSSE, insurance, stakeholder engagement, Corporate Responsibility and human resources.

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14	BG GROUP ANNUAL REVIEW 2005

Board of Directors

1 Sir Robert Wilson KCMG (62)
Chairman
Sir Robert Wilson was appointed Chairman with effect from 1 January 2004, having been a non-executive Director since September 2002. He was chairman of Rio Tinto from 1997 to 2003 and prior to that was chief executive between 1991 and 1997. He is also chairman of The Economist Group and a non-executive director of GlaxoSmithKline plc. He has previously been a non-executive director of Diageo plc, BP plc and The Boots Company PLC. (b), (d), (e), (g)

2 Frank Chapman (52)
Chief Executive
Frank Chapman was appointed Chief Executive with effect from 23 October 2000, having been appointed to the Board of BG plc in February 1997. He joined British Gas plc in November 1996 as Managing Director, Exploration and Production. He is an engineer and has worked in the oil and gas industry for 30 years. Prior to joining British Gas plc, he spent 22 years with Shell and BP. (a), (b), (d), (g)

3 William Friedrich (57)
Deputy Chief Executive
William Friedrich was appointed Deputy Chief Executive with effect from 23 October 2000. He is also responsible for the Group’s portfolio and strategy development. He joined British Gas plc in December 1995 as General Counsel after a 20 year career with Shearman & Sterling, where he became a partner in 1983. Whilst with the firm, he practised as a general corporate lawyer, working mainly on international transactions, and ultimately headed the firm’s worldwide project development and project finance practice. He is also a non-executive director of The Royal Bank of Scotland Group plc. (a), (b), (d), (g)

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BG GROUP ANNUAL REVIEW 2005	15

4 Ashley Almanza (42)
Chief Financial Officer
Ashley Almanza was appointed Chief Financial Officer with effect from 1 August 2002. He is responsible for Group finance, tax, treasury, investor relations, internal audit, legal and secretariat. He joined British Gas plc in 1993 and has held a number of roles including Finance Director of BG International Downstream. He acted as Group Finance Director from October 2000 to January 2001 before he was appointed Group Financial Controller. Prior to joining British Gas plc, he trained as a chartered accountant, working in South Africa and London. (a), (b), (d)

5 Peter Backhouse (54)
Non-Executive Director
Peter Backhouse was appointed to the Board as a non-executive Director with effect from 19 July 2000. He was formerly executive vice president, refining and marketing at BP Amoco plc. Previous roles at BP included deputy chief executive of BP Oil and chief executive of BP Oil Europe. He gained considerable gas experience in international LNG and in UK natural gas as head of BP’s UK gas marketing business. He is also a member of the advisory board of Carlyle/Riverstone Energy Partners, a US private equity fund. (c), (f), (g)

6 Sir John Coles GCMG (68)
Non-Executive Director
Sir John Coles was appointed to the Board of BG plc as a non-executive Director in March 1998. He had a 37 year career with the Foreign and Commonwealth Office (FCO) and retired as Permanent Under-Secretary of State in the FCO and Head of the Diplomatic Service in November 1997. He is chairman of Sight Savers International. (f), (g)

7 Paul Collins (69)
Senior Independent Director
Paul Collins was appointed to the Board as a non-executive Director with effect from 23 October 2000 after a long career with Citigroup Inc. The Board nominated him as the Senior Independent Director from 4 May 2005. He joined Citicorp in 1961 and subsequently served as the chief investment officer, headed the financial markets division, corporate planning, finance and administration, and Europe, Africa and the Middle East. He was appointed a director of Citicorp and its principal subsidiary, Citibank, in 1985 and vice chairman in 1988. He is a director of Actis Capital LLP, The Enstar Group and a director and vice chairman of Nokia Corporation. (c), (e), (f)

8 Jürgen Dormann (66)
Non-Executive Director
Jürgen Dormann was appointed to the Board as a non-executive Director with effect from 1 June 2005. He became chairman of Swiss-based ABB Ltd in 2001 and chief executive in 2002, having been a non-executive director since 1998. He stepped down as chief executive on 1 January 2005, continuing his role as chairman. Prior to his roles at ABB, he had a successful career at Hoechst and Aventis spanning almost 40 years. He is vice chairman of the board at Sanofi-Aventis (France) and at Adecco S.A. (Switzerland) and is a member of the board at IBM (USA). (f), (g)

9 Baroness Hogg (59)
Non-Executive Director
Baroness Hogg was appointed to the Board as a non-executive Director with effect from 27 January 2005. She is a former head of the Prime Minister’s Policy Unit and has extensive experience of business, government and the media. She is chairman of 3i Group plc and Frontier Economics Ltd, deputy chairman of GKN plc, a non-executive director of Carnival plc and Carnival Corporation and is a member of the Financial Reporting Council. (c), (e), (f)

10 Lord Sharman (63)
Non-Executive Director
Lord Sharman was appointed to the Board as a non-executive Director with effect from 23 October 2000. He is currently non-executive chairman of Aegis Group plc and Aviva plc, and a non-executive director of Reed Elsevier plc. He is also a member of the supervisory board of ABN Amro NV. A chartered accountant, he was chairman of KPMG International from 1997 to 1999, having been a senior partner since 1994. (c)

Membership of committees
(a)	Group Executive
(b)	Chairman’s
(c)	Audit
(d)	Finance
(e)	Nominations
(f)	Remuneration
(g)	Corporate Responsibility

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16	BG GROUP ANNUAL REVIEW 2005

Summary Directors’ report

A full description of BG Group’s financial performance is set out in the BG Group Annual Report and Accounts 2005 or on our website.

BG Group has four main business segments: Exploration and Production; Liquefied Natural Gas; Transmission and Distribution and Power Generation. An explanation of each segment can be found on pages 7 to 10 of this Annual Review.

DIRECTORS
The names of the current Directors and their biographical details are given on pages 14 to 15.

Keith Mackrell, Elwyn Eilledge and Dame Stella Rimington were non-executive Directors until their retirement on 4 May 2005.

DISPOSALS AND RE-MEASUREMENTS
‘Business Performance’ excludes certain disposals and re-measurements and is presented as exclusion of these items provides readers with a clear and consistent presentation of the underlying performance of the Group’s ongoing business.

Re-measurements included within revenue and other operating income amounted to a non-cash charge of £240 million, of which £224 million represented mark-to-market movements on certain long-term UK gas contracts which fall within the scope of IAS 39.

In 2005, the profit on disposal of non-current assets of £446 million principally related to a profit of £416 million on the disposal of BG Group’s 16.67% interest in the North Caspian Sea Production Sharing Agreement and the deconsolidation of GASA and its subsidiary MetroGAS resulting in a gain of £56 million, offset by losses on the disposal of the Group’s telecom businesses of £32 million.

Further explanations of disposals and re-measurements are given in note 2, page 71 and note 6, page 81, of the BG Group Annual Report and Accounts 2005.

EARNINGS PER SHARE AND RATIOS
Earnings for the financial year excluding disposals and re-measurements were £1 357 million, compared to £829 million in 2004. Earnings per share, excluding disposals and re-measurements, increased from 23.5 pence in 2004 to 38.3 pence in 2005. Earnings and earnings per share including disposals and re-measurements were £1 528 million (2004 £886 million) and 43.2 pence (2004 25.1 pence) respectively.

BG Group’s post-tax return on average capital employed (ROACE) was 23.4% compared to 17.6% in 2004.

DIVIDEND
In considering the dividend level, the Board takes account of the outlook for earnings growth, cash flow generation and financial gearing. The Group’s cash flows are becoming more substantial and durable as a number of material, longer life assets come into operation. Given the strong financial position and outlook the Board believes it is now appropriate to rebase the dividend. The Board is recommending a final dividend of 4.09 pence per share bringing the full year dividend to 6.00 pence per share, an increase of 57% compared with last year. The final dividend will be paid to UK shareholders on 12 May 2006 (19 May 2006 to American Depositary Receipt holders).

Following the rebasing of the dividend, it is the intention of the Board to continue to increase the dividend in line with underlying growth in earnings.

PROGRESS AND OUTLOOK
The progress and future development of BG Group’s businesses is discussed on pages 4 to 10.

ANNUAL GENERAL MEETING
The Annual General Meeting (AGM) will be held at 11.00am on Friday 28 April 2006 at the International Convention Centre, Birmingham. The Notice of AGM, which includes an explanation of the proposed resolutions including two special resolutions, is set out on pages 24 to 27.

IFRS
From 1 January 2005, BG Group is required to prepare its consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) endorsed by the European Union. Further details on the restatement of the results previously reported under UK GAAP are given in note 33, page 118, of the BG Group Annual Report and Accounts 2005.

INDEPENDENT AUDITORS’ REPORT
The independent Auditors’ report on the full financial statements for the year ended 31 December 2005 and on the auditable part of the Remuneration report was unqualified and did not contain a statement concerning accounting records or failure to obtain necessary information and explanations.

The independent Auditors’ report did not contain a statement under Section 237(2) or 237(3) of the Companies Act 1985.

This summary Financial Statement was signed on behalf of the Board on 8 March 2006 by:

Ashley Almanza, Chief Financial Officer

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BG GROUP ANNUAL REVIEW 2005	17

Summary Remuneration report

This report provides a summary of BG Group’s remuneration policy. The full Remuneration report is set out on pages 51 to 61 of the Annual Report and Accounts 2005.

Responsibility for reviewing Group remuneration strategy and policy, recommending any changes and approving individual remuneration arrangements for the Executive Directors rests with the Remuneration Committee, which consists exclusively of independent non-executive Directors(a). The Committee reviews the remuneration policy on a regular basis and recommends changes as and when appropriate. During the year, the Committee performed a review of the incentive schemes and, based on this review, is satisfied that the incentive schemes continue to be appropriate and have been operated effectively. During 2006, the Committee will continue to review the operation of the incentive schemes to ensure optimal performance alignment.

SUMMARY REMUNERATION POLICY
BG Group needs to be able to employ and retain international employees of the highest calibre. The catchment area for recruitment is increasingly outside the UK and the talent required is scarce.

The overriding objectives of our remuneration policy are:

•	to enable the recruitment and retention of this limited resource; and

•	to reinforce our strong performance ethic.

The central premise of the policy is that, while reward arrangements should be market competitive, employees should look to performance related incentives rather than base salaries to earn above average reward. Performance related incentive schemes form a significant proportion of the total reward package for executives and are designed to align their interests with those of shareholders and establish a clear link between pay and performance.

To implement our policy, we have a well-developed, Group-wide performance management system and we operate three complementary performance related incentive schemes for executives, namely the Annual Incentive Scheme (AIS), the Long Term Incentive Scheme (LTIS) and the Company Share Option Scheme (CSOS). Further details of the AIS, the LTIS and the CSOS are set out later in this report.

In defining BG Group’s remuneration policy, the Committee takes into account advice received from external consultants and also best practice guidelines set by institutional shareholder bodies, including the principles and guidelines on executive remuneration issued by the Association of British Insurers (ABI).

BASE SALARIES
Changes to Executive Directors’ salaries took effect from 1 April following a review of individual performance and market competitiveness, with reference to the FTSE 50. Pensionable salary is derived from base salary only.

ANNUAL INCENTIVE SCHEME
The Company operates a cash based annual incentive scheme, which in 2005, provided an incentive opportunity in the range of 0% to 100% of base salary. The Committee establishes the performance measures and the Board sets challenging stretch and budget financial performance targets. Incentives at the higher end of the range are payable only for demonstrably superior Company and individual performance.

For the Executive Directors, the financial performance measures for the 2005 incentive year were earnings per share (EPS)(b) and return on average capital employed (ROACE)(c). Both these measures were adjusted to take into account the volatility of upstream prices and the UK£/US$ exchange rate. The Committee has decided that the same financial performance measures will apply to the AIS for 2006 and also that it will review the future operation of the Scheme.

When determining actual incentive payments, the Committee considers overall Group performance, including financial performance, performance against the annual work programme and health, safety, security and environmental performance, performance relative to peers, and individual performance.

Payments under the AIS are non-pensionable.

(a)	Membership of the Remuneration Committee is shown on pages 14 and 15.
(b)	EPS is calculated by dividing the earnings for the financial year (excluding disposals and re-measurements) by the weighted average number of ordinary shares in issue and ranking for dividend during the year. EPS is published quarterly when BG Group reports its results.
(c)	Average capital employed consists of total shareholders’ funds plus commodity financial instruments (including associated deferred tax) and net funds/(borrowings), averaged between the start and the end of the year. Return on average capital employed represents profit before tax (excluding disposals and re-measurements) plus net finance costs payable on net funds/(borrowings) as a percentage of average capital employed.

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18	BG GROUP ANNUAL REVIEW 2005

Summary Remuneration report continued

LONG TERM INCENTIVE SCHEME
A limited number of key employees are allocated Company shares under the LTIS. This allocation marks the beginning of a three year performance period. The Company’s total shareholder return (TSR)(a) performance against that of a comparator group over the three year period will determine what proportion of the allocated shares will be transferred into the ownership of the employee.

The LTIS comparator group for the 2005 allocation comprises 19 international oil and gas companies (including BG Group plc) of which 11 are headquartered in the USA, three in the UK and five elsewhere in Europe.

For the 2002, 2003, 2004 and 2005 LTIS allocations, the Committee has set the following performance conditions. For 100% of the allocated shares to be transferred, the Company must achieve the ‘Number One’ TSR performance position within the comparator group. Seventy-five per cent of shares will be transferred if upper quartile TSR performance is achieved. A proportion of between 75% and 100% of the allocated shares will be transferred for between upper quartile and ‘Number One’ performance. Thirty per cent of the allocated shares will be transferred if median TSR performance is achieved. A proportion of between 30% and 75% of the allocated shares will be transferred for between median and upper quartile performance. Below the median, all shares will be forfeited.

Allocations made prior to 2002 were subject to a one year retention period. In 2002, shareholders approved the removal of this retention period for allocations made in 2002 and onwards. Accordingly, the allocations made in 2001 and 2002 were both transferred during 2005. The aggregate value of shares transferred to Executive Directors was £6 683 565.

COMPANY SHARE OPTION SCHEME
The Company grants an option over its shares to each eligible employee and the option price is set at the fair market value at the time of the grant. The CSOS measures performance according to EPS growth relative to the growth in the Retail Price Index, excluding mortgage interest repayments (RPIX). The calculation of EPS growth for grants since July 2004 has been made using constant commodity prices and constant exchange rates. To the extent that the performance target has been met three years from the date of grant, the option may be exercised (in whole or in part) at any time up to the expiry of ten years from the date of grant.

For the 2002, 2003, 2004 and 2005 grants, the Committee set the following performance targets. For all of the option to be exercisable, the Company must achieve EPS growth over three years of RPIX plus 30%. Half of the option will be exercisable if EPS growth over three years is RPIX plus 15%. A proportion of between half and all of the option will be exercisable if the Company achieves EPS growth over three years of RPIX plus between 15% and 30%. Below this, the option cannot be exercised. These performance targets also applied to the 2001 grant. The Committee has decided to remove fixed point retests for grants made from 21 July 2004 onwards.

All of the Executive Directors exercised CSOS options during the year. The aggregate gain was £74 720.

ALL-EMPLOYEE SHARE SCHEMES
In order to encourage share ownership, the Company currently provides two all-employee share schemes for its UK employees, the Share Incentive Plan (SIP) and the Sharesave Scheme.

PENSION
The Executive Directors are members of the BG Pension Scheme and the BG Supplementary Benefits Scheme. Benefits accrue at a rate designed to target a pension equivalent to two-thirds of their final 12 months’ salary on retirement from BG Group at age 60, inclusive of pension rights earned either in previous employments or previous pension arrangements.

SERVICE CONTRACTS
The Executive Directors’ service contracts, including arrangements for early termination, are carefully considered by the Committee and are designed to recruit, retain and motivate Directors of the quality required to manage the Company. The Committee considers that a notice period of one year is appropriate.

The Executive Directors’ service contracts contain provisions which provide for liquidated damages to be paid if the Directors’ employment is terminated within

(a)	TSR is defined as the return on investment obtained from holding a company’s shares over a period. It includes dividends paid, the change in the capital value of the shares and other payments to, or by, shareholders within the period. TSR is calculated on a common currency basis to ensure that international comparisons are fair.

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BG GROUP ANNUAL REVIEW 2005	19

12 months of a change of control of the Company. The amount of liquidated damages is equal to one year’s gross salary and a credit of one year’s pensionable service (less any deductions the employer is required to make). Other than change of control, the Executive Directors’ service contracts do not contain provisions for compensation in the event of early termination.

NON-EXECUTIVE DIRECTORS
Non-executive Directors are paid a basic annual fee of £57 500. Additional fees are also payable, for example, for membership of or chairing a committee of the Board or acting as Senior Independent Director. Fees are reviewed annually, taking into account time commitment, competition for high quality non-executive directors and market movements.

Non-executive Directors are not eligible to participate in any of the Company’s share schemes, incentive schemes or pension schemes.

CHAIRMAN
Sir Robert Wilson was appointed as Chairman with effect from 1 January 2004. In line with the non-executive Directors, Sir Robert’s appointment is for an initial three year term and there is no notice period and no provision for payment in the event of early termination. The fee paid to Sir Robert Wilson was reviewed during the year and revised to £550 000 per annum effective 1 July 2005, which is next subject to review in December 2006.

The graph below shows BG Group’s TSR performance for the five year period ended 31 December 2005 (calculated in accordance with the Directors’ Remuneration Report Regulations 2002) against the performance of the FTSE 100. We have chosen the FTSE 100 because this is a recognised broad equity market index of which the Company is a member.

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20	BG GROUP ANNUAL REVIEW 2005

Summary Directors’ emoluments, pension benefits and shareholdings

	Total		Total				Beneficial		Beneficial
	emoluments		emoluments		Accrued	Accrued	interests in		interests in
	excluding		excluding		annual	annual	ordinary		ordinary
	pension	(a)	pension	(a)	pension	pension	shares	(f)	shares	(f)
	2005		2004		2005	2004	2005		2004
	£				££000 pa	£000 pa	No. of shares		No. of shares

Chairman

Sir Robert Wilson	526 794		501 175		–	–	70 000		70 000

Executive Directors(b)

Ashley Almanza	966 291		841 922		99	75	156 172		33 896

Frank Chapman	1 596 519		1 424 982		373	307	569 488		224 549

William Friedrich	1 283 520		1 233 131		328	279	607 340		316 673

Non-executive Directors(c)	392 558		240 000		–	–	145 189		128 285

Former Directors

Elwyn Eilledge(d)	24 326		65 000		–	–	n/a		n/a

Sir Richard Giordano(e)	49 737		42 930		–	–	n/a		n/a

Keith Mackrell(d)	46 716		125 000		–	–	n/a		n/a

Dame Stella Rimington(d)	22 606		57 500		–	–	n/a		n/a

(a)	Total emoluments include taxable benefits, where appropriate.
(b)	Total emoluments of Executive Directors include payments under the AIS in respect of 2004 and 2005.
(c)	Each non-executive Director is entitled to a fee of £57 500 per annum together with a fee of £5 000 per annum for membership of the Audit, Corporate Responsibility and Remuneration committees, other than for the chairmen of those committees. The chairmen of the Audit and Remuneration committees received an additional fee of £10 000 per annum until 30 June 2004. From 1 July 2004, this increased to £15 000 for chairing the Audit Committee. A fee of £10 000 per annum for chairing the Corporate Responsibility Committee was introduced with effect from 15 March 2005. From 4 May 2005, Paul Collins received a fee of £20 000 per annum as Senior Independent Director.
(d)	Keith Mackrell, as Deputy Chairman of the Company, received an additional fee of £70 000 per annum until he retired as Director on 4 May 2005. Elwyn Eilledge and Dame Stella Rimington also retired as Directors on 4 May 2005.
(e)	Sir Richard Giordano retired as Chairman on 31 December 2003. Until 31 December 2005, the Company paid reasonable fees incurred by his tax advisers as provided in his contract of employment. Sir Richard continues to be entitled to private medical insurance and long-term care insurance. The long-term care insurance is being paid by ten instalments.
(f)	Interests include shares acquired pursuant to the SIP but exclude interests in shares under the LTIS, CSOS and Sharesave Scheme.

www.bg-group.com/ara

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BG GROUP ANNUAL REVIEW 2005	21

Independent Auditors’ statement to the members of BG Group plc

We have examined the Summary Financial Statements, set out on pages 16 to 23 of this document.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS
The Directors are responsible for preparing this summarised Annual Review in accordance with applicable law. Our responsibility is to report to you our opinion on the consistency of the Summary Financial Statements within this summarised Annual Review with the Annual Report and Accounts, Directors’ report and the Remuneration report of BG Group plc for the year ended 31 December 2005 and its compliance with the relevant requirements of Section 251 of the Companies Act 1985 and the regulations made thereunder. We also read the other information contained in this summarised Annual Review and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the Summary Financial Statements.

This statement, including the opinion, has been prepared for and only for the Company’s members as a body in accordance with Section 251 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this statement is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

BASIS OF OPINION
We conducted our work in accordance with Bulletin 1999/6, ‘The auditors’ statement on the Summary Financial Statement’ issued by the Auditing Practices Board for use in the United Kingdom.

OPINION
In our opinion the Summary Financial Statements are consistent with the Annual Report and Accounts, the Directors’ report and the Remuneration report of BG Group plc for the year ended 31 December 2005 and comply with the applicable requirements of Section 251 of the Companies Act 1985, and the regulations made thereunder.

PRICEWATERHOUSECOOPERS LLP
Chartered Accountants and Registered Auditors
1 Embankment Place
London WC2N 6RH	8 March 2006

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22	BG GROUP ANNUAL REVIEW 2005

Summary consolidated income statements

for the year ended 31 December		2005			2004

	Business	Disposals and		Business	Disposals and
	Performance (a)	re-measurements (a)	Total	Performance (a)	re-measurements	(a)	Total
	£m	£m	£m	£m	£m		£m

Group revenue	5 612	–	5 612	4 053	–		4 053

Other operating income	52	(240)	(188)	10	–		10

Group revenue and other operating income	5 664	(240)	5 424	4 063	–		4 063

Operating costs	(3 526)	–	(3 526)	(2 743)	–		(2 743)

Profit/(loss) on disposal of non-current assets	–	446	446	–	87		87

Operating profit before share of results from
joint ventures and associates	2 138	206	2 344	1 320	87		1 407

Finance income	75	30	105	42	–		42

Finance costs	(85)	(15)	(100)	(75)	–		(75)

Share of post-tax results from joint ventures
and associates	160	–	160	125	–		125

Profit before tax	2 288	221	2 509	1 412	87		1 499

Taxation	(900)	(41)	(941)	(555)	(30)		(585)

Profit for the year	1 388	180	1 568	857	57		914

Profit attributable to:

Minority interests	31	9	40	28	–		28
Shareholders (earnings)	1 357	171	1 528	829	57		886

	1 388	180	1 568	857	57		914

Earnings per ordinary share:(b)

Basic	38.3p	4.9p	43.2p	23.5p	1.6	p	25.1p
Diluted	38.2p	4.8p	43.0p	23.4p	1.6	p	25.0p

Total operating profit including share of pre-tax
operating results from joint ventures and associates	2 380	206	2 586	1 513	87		1 600

Dividends per ordinary share:

Interim			1.91p				1.73p

Final			4.09p				2.08p

			6.00p				3.81p

Capital expenditure including investment (£m)			1 516				1 894

Average number of employees			5 363				4 836

(a)	Business Performance represents the underlying performance of BG Group, excluding the impact of disposals and certain re-measurements (for further information, see page 16).
(b)	Basic – profit attributable to shareholders divided by the weighted average number of ordinary shares in issue during the year.
Diluted – as per basic but assuming the issue of new ordinary shares on exercise of all the share options which have been granted.

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BG GROUP ANNUAL REVIEW 2005	23

Business segmental analysis

			Disposals and
	Business Performance		re-measurements		Total

for the year ended 31 December	2005	2004	2005	2004	2005	2004
	£m	£m	£m	£m	£m	£m

Operating profit/(loss) before share of results
from joint ventures and associates

Exploration and Production	1 942	1 189	178	46	2 120	1 235

Liquefied Natural Gas	61	27	(1)	19	60	46

Transmission and Distribution	169	108	61	–	230	108

Power Generation	24	28	–	–	24	28

Other activities	(58)	(32)	(32)	22	(90)	(10)

	2 138	1 320	206	87	2 344	1 407

Pre-tax share of operating results of joint ventures
and associates

Liquefied Natural Gas	111	65	–	–	111	65

Transmission and Distribution	42	40	–	–	42	40

Power Generation	89	88	–	–	89	88

	242	193	–	–	242	193

Total operating profit

Exploration and Production	1 942	1 189	178	46	2 120	1 235

Liquefied Natural Gas	172	92	(1)	19	171	111

Transmission and Distribution	211	148	61	–	272	148

Power Generation	113	116	–	–	113	116

Other activities	(58)	(32)	(32)	22	(90)	(10)

	2 380	1 513	206	87	2 586	1 600

Summary consolidated balance sheets

as at 31 December	2005	2004
	£m	£m

Non-current assets	7 935	6 530

Current assets	3 385	1 629

Assets classified as held for sale	10	530

Total assets	11 330	8 689

Current liabilities	(2 499)	(1 817)

Non-current liabilities	(2 548)	(2 218)

Liabilities associated with assets classified as held for sale	(3)	(67)

Total liabilities	(5 050)	(4 102)

	6 280	4 587

Total shareholders’ equity	6 182	4 567

Minority interest in equity	98	20

Total equity	6 280	4 587

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24	BG GROUP ANNUAL REVIEW 2005

Notice of seventh Annual General Meeting of BG Group plc

The seventh Annual General Meeting (AGM) of BG Group plc (the ‘Company’) will be held in Hall 1 of the International Convention Centre, Birmingham B1 2EA on Friday 28 April 2006 at 11.00am for the transaction of the business set out below.

This Notice contains the resolutions to be voted on at the Company’s AGM. Resolutions 1 to 12 below are ordinary resolutions that will be passed if more than 50% of the votes cast are in favour of the resolutions. Resolutions 13 and 14 are special resolutions that will be passed if not less than 75% of the votes cast are in favour of the resolutions.

A poll will be called on each of the resolutions set out below.

Further details are set out in the explanatory notes.

ORDINARY RESOLUTIONS

Resolution 1
To receive the accounts and reports of the Directors and the Auditors for the year ended 31 December 2005.

Resolution 2
To approve the Remuneration report as set out on pages 51 to 61 of the BG Group Annual Report and Accounts for the year ended 31 December 2005.

Resolution 3
To declare a final dividend in respect of the year ended 31 December 2005 of 4.09 pence per ordinary share payable on 12 May 2006 to holders of ordinary shares on the register of shareholders of the Company at the close of business on 31 March 2006.

Resolution 4
To elect Jürgen Dormann as a Director of the Company.

Resolution 5
To re-elect Sir Robert Wilson as a Director of the Company.

Resolution 6
To re-elect Frank Chapman as a Director of the Company.

Resolution 7
To re-elect Ashley Almanza as a Director of the Company.

Resolution 8
To re-elect Sir John Coles as a Director of the Company.

Resolution 9
To re-appoint PricewaterhouseCoopers LLP as Auditors of the Company, to hold office until the conclusion of the next general meeting at which accounts are laid before the Company.

Resolution 10
To authorise the Audit Committee to determine the remuneration of the Auditors.

Resolution 11
That in accordance with Part XA of the Companies Act 1985 as amended (the ‘Act’), the Company and its wholly owned subsidiary BG International Limited each be and is hereby authorised:

(a)	to make donations to EU political organisations not exceeding £25 000 in total; and

(b)	to incur EU political expenditure not exceeding £25 000 in total;

during the period commencing on the date of this resolution and ending on the date of the AGM of the Company in 2007 or, if earlier, 28 July 2007.

For the purpose of this resolution, ‘donations’, ‘EU political organisations’ and ‘EU political expenditure’ have the meanings given to them in Section 347A of the Act.

Resolution 12
That the authority conferred on the Directors by Article 12.2 of the Company’s Articles of Association be renewed and for this purpose:

(a)	the Section 80 amount be £123 379 866; and

(b)	the prescribed period be the period ending on the date of the AGM of the Company in 2007 or, if earlier, 28 July 2007.

1	This document is important. If you are in any doubt about its		(i) copies of all Directors’ service contracts and letters
	content, you should consult an appropriate independent adviser.		of appointment;

	If you have sold or transferred all of your shares in BG Group plc,		(ii) the register of interests of the Directors in the share capital
	please send this document and all accompanying documents to the		of the Company; and
purchaser or transferee, or to the stockbroker, bank or other agent
	through or to whom the sale or transfer was effected so that they		(iii) the Memorandum and Articles of Association of the Company.
can be passed on to the person who now owns the shares.
		3	The Company, pursuant to Regulation 41 of the Uncertificated
2	The following documents, which are available for inspection during		Securities Regulations 1995, specifies that only those holders of
	normal business hours at the registered office of the Company on		ordinary shares registered in the register of members of the
	any weekday (Saturdays, Sundays and public holidays excluded),		Company as at 6.00pm on 26 April 2006 shall be entitled to attend
	will also be available for inspection at the place of the AGM from		or vote at the AGM in respect of the number of ordinary shares
	10.00am on the day of the Meeting until its conclusion:		registered in their name at that time. Changes to entries on the register of members after 6.00pm on 26 April 2006 shall be
disregarded in determining the rights of any person to attend or vote at the Meeting.

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BG GROUP ANNUAL REVIEW 2005	25

SPECIAL RESOLUTIONS

Resolution 13
That the Directors be empowered to allot equity securities (as defined in Section 94 of the Companies Act 1985 as amended (the ‘Act’)), entirely paid for in cash:

(a)	of an unlimited amount in connection with a rights issue (as defined in the Company’s Articles of Association); and

(b)	otherwise than in connection with a rights issue, of an amount up to £17 652 373, free of the restrictions in Section 89(1) of the Act provided that:

(i) this power shall expire on the date of the AGM of the Company in 2007 or, if earlier, 28 July 2007 and is in substitution for all previous such powers, which shall cease to have effect from the date of this Resolution, without affecting the validity of any allotment of securities already made under them; and

(ii) during that period, the Directors can make offers and enter into agreements that would, or might, require equity securities to be allotted after that period.

In working out the maximum amount of equity securities for the purposes of paragraph (b) above, the nominal value of rights to subscribe for shares or to convert any securities into shares will be taken as the nominal value of the shares that would be allotted if the subscription or conversion takes place.

For the purposes of this Resolution:

(a)	references (except in paragraph (b) below) to an allotment of equity securities shall include a sale of Treasury shares; and

(b)	the power granted by this Resolution, insofar as it relates to the allotment of equity securities rather than the sale of Treasury shares, is granted pursuant to the authority under Section 80 of the Act conferred by Resolution 12.

Resolution 14
That the Company be generally and unconditionally authorised to make market purchases (within the meaning of Section 163(3) of the Companies Act 1985) of ordinary shares of 10 pence each of the Company (‘ordinary shares’) provided that:

(a)	the maximum number of ordinary shares hereby authorised to be acquired is 353 047 470;

(b)	the minimum price that may be paid for any such ordinary share is 10 pence, the nominal value of that share;

(c)	the maximum price that may be paid for any such ordinary share is an amount equal to 105% of the average of the middle market quotations for an ordinary share as derived from the London Stock Exchange Daily Official List for the five business days immediately preceding the day on which the share is contracted to be purchased; and
(d)	the authority hereby conferred shall expire on the date of the AGM of the Company in 2007 or, if earlier, 28 July 2007; but a contract for purchase may be made before such expiry, that will or may be executed wholly or partly thereafter, and a purchase of ordinary shares may be made in pursuance of any such contract.

Registered Office:	By order of the Board
100 Thames Valley Park Drive	Ben Mathews
Reading	Company Secretary
Berkshire RG6 1PT
Registered in England & Wales No. 3690065	8 March 2006

A shareholder entitled to attend and vote is entitled to appoint a proxy or proxies to attend and, on a poll, to vote instead of him/her. A proxy need not be a shareholder of the Company. Further details on how to appoint a proxy are given on page 27.

EXPLANATORY NOTES

In line with the recommendations by Paul Myners and the Shareholder Voting Working Group issued in January 2004 (the ‘Myners Report’), which the Company has met in full since 2004, voting at the Meeting will be by poll rather than by show of hands. The Chairman will invite each shareholder and proxy present at the meeting to complete a poll card indicating how they wish to cast their votes in respect of each resolution. In addition, the Chairman will cast the votes for which he has been appointed as proxy. Poll cards will be collected at the end of the meeting and the preliminary results declared. Once the results have been verified by the Company’s Registrar, they will be notified to the UK Listing Authority and published on the Company’s website.

Annual Report and Accounts (Resolution 1)
The Directors are required to lay before the Meeting the accounts of the Company for the financial year ended 31 December 2005, the Directors’ report, the Remuneration report and the Auditors’ report on the accounts and the auditable part of the Remuneration report.

Remuneration report (Resolution 2)
UK listed companies must put an ordinary resolution to shareholders at the AGM seeking approval of the Remuneration report. The vote is advisory in nature, in that payments made or promised to Directors will not have to be repaid in the event that the resolution is not passed.

Declaration of a dividend (Resolution 3)
A final dividend for the year ended 31 December 2005 of 4.09 pence per ordinary share is recommended by the Directors. A final dividend can be paid only after it has been declared by the shareholders at a general meeting. It is proposed that shareholders declare this dividend by passing Resolution 3. If so declared, the final dividend will be paid on 12 May 2006 to ordinary shareholders who were on the register of the Company at the close of business on 31 March 2006. ADS holders will be entitled to receive the US Dollar equivalent of £0.2045 per ADS on 19 May 2006.

An interim dividend for the year ended 31 December 2005 of 1.91 pence per ordinary share was paid on 16 September 2005.

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26	BG GROUP ANNUAL REVIEW 2005

Notice of seventh Annual General Meeting of BG Group plc continued

Election of Jürgen Dormann (Resolution 4)
The Company’s Articles of Association require any Director newly appointed by the Board to retire at the first AGM following their appointment. Jürgen Dormann was appointed to the Board as a non-executive Director on 1 June 2005. He is a member of the Corporate Responsibility Committee and the Remuneration Committee. Biographical details of Jürgen Dormann are given on page 15. In reviewing the recommendation of the Nominations Committee concerning this election, the Board has concluded that Jürgen Dormann is independent in character and judgment and makes an effective and valuable contribution to the Board and demonstrates commitment to the role. The Board unanimously recommends his election.

Re-election of Directors (Resolutions 5 to 8)
Directors are subject to re-election by shareholders every three years. Biographical details of the Directors proposed to be re-elected namely Sir Robert Wilson, Frank Chapman, Ashley Almanza and Sir John Coles, are shown on pages 14 and 15. In reviewing the recommendation of the Nominations Committee concerning these re-elections, the Board has concluded that Sir John Coles is independent in character and judgment. In addition and, following the annual evaluation exercise conducted during the year, the Board considers that each of the Directors proposed for re-election continues to make an effective and valuable contribution and demonstrates commitment to the role. Accordingly, the Board unanimously recommends their re-election.

Re-appointment and remuneration of Auditors (Resolutions 9 and 10)
The Company is required to appoint auditors at each general meeting at which accounts are laid before the Company, to hold office until the next such meeting. Following the recommendation of the Audit Committee, the Directors propose that PricewaterhouseCoopers LLP be reappointed as Auditors of the Company. Resolution 10 proposes that the Audit Committee be authorised to determine the level of the Auditors’ remuneration.

Political donations (Resolution 11)
As stated in the Company’s Statement of Business Principles, it is the Company’s policy not to make contributions to political parties. This policy is strictly adhered to and there is no intention to change it. Section 347A of the Companies Act 1985 (the ‘Act’) includes very broad definitions of ‘donations’ to ‘EU political organisations’ and of ‘EU political expenditure’ that may have the effect of covering a number of normal business activities that would not be thought to be political donations in the usual sense. To avoid any possibility of inadvertently contravening the Act, the Directors consider that it would be prudent to follow the procedure specified in the Act to obtain shareholder approval for the Company and BG International Limited each to make donations to EU political organisations of up to £25 000 and to incur EU political expenditure of up to £25 000 in the forthcoming year. BG International Limited is a wholly owned subsidiary of the Company and is the largest employer in the Group. This authority will not be used to make any political donations as that expression would have been understood before Part XA of the Act became law.

Authority to allot shares (Resolution 12)
The Directors are currently authorised to allot relevant securities. However, this authority terminates on the date of the 2006 AGM. This resolution proposes that such authority be renewed and that the Directors be authorised to allot up to 1 233 798 657 ordinary shares for the period ending on the date of the Company’s AGM in 2007 or, if earlier, 28 July 2007. The authority represents 33 1/3% (excluding Treasury shares) of the share capital of the Company in issue at 3 March 2006 together with shares outstanding under BG Group’s option schemes. This amount complies with guidelines issued by investor bodies. The Directors have no present intention of issuing any relevant securities other than pursuant to employee share schemes.

Disapplication of pre-emption rights (Resolution 13)
The Directors are currently authorised to allot unissued shares for cash without first offering them to existing shareholders in proportion to their holdings (a pre-emptive offer). However, this authority terminates on the date of the 2006 AGM. This resolution proposes that such authority be renewed and that the Directors be authorised to allot up to 176 523 735 ordinary shares for cash without a pre-emptive offer being made for the period ending on the date of the Company’s AGM in 2007 or, if earlier, 28 July 2007. Following the introduction of the Treasury Shares Regulations, this authority will now also cover the sale of Treasury shares for cash. The authority represents approximately 5% of the share capital in issue at 3 March 2006. This amount complies with guidelines issued by investor bodies.

Authority to make market purchases of own ordinary shares
(Resolution 14)
In certain circumstances, it may be advantageous for the Company to purchase its own ordinary shares and Resolution 14 seeks authority from shareholders to do so. The resolution specifies the maximum number of shares that may be acquired (10% of the Company’s issued ordinary share capital) and the maximum and minimum prices at which they may be bought.

Any shares purchased in this way will, unless the Directors determine that they are to be held as Treasury shares, be cancelled and the number of shares in issue will be reduced accordingly. Shares held in treasury will not automatically be cancelled and will not be taken into account in future calculations of earnings per share (unless they are subsequently resold or transferred out of treasury).

On 8 November 2005, the Company announced its intention to make market purchases of up to £1 billion of shares and to hold these shares in treasury. During the period 8 November 2005 to 3 March 2006, the Company purchased 20 094 000 shares representing 0.57% of the total share capital of the Company at a total cost of £118 million (including dealing costs). These shares are held in treasury in accordance with Section 162(A) of the Companies Act 1985. No dividends are paid on and no voting rights attach to Treasury shares. Any Treasury shares sold by the Company will count towards the number of shares that, if Resolution 13 is passed, may be issued without offering them first to existing shareholders.

As the existing shareholder approval to purchase shares expires at the 2006 AGM, purchases after that date are subject to renewed shareholder approval at the AGM. The Directors will use the authority to purchase shares only after careful consideration, taking into account market conditions, other investment opportunities, appropriate gearing levels and the overall financial position of the

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BG GROUP ANNUAL REVIEW 2005	27

Company. The Directors will only purchase such shares after taking into account the effects on earnings per share and the benefit for shareholders.

The total number of options to subscribe for ordinary shares outstanding at 3 March 2006 is 57.0 million. This represents 1.61% of the issued share capital at that date. If the Company bought back the maximum number of shares permitted pursuant to the passing of this resolution and cancelled them, then the total number of options to subscribe for ordinary shares outstanding at that date would represent 1.79% of the issued share capital as reduced following those repurchases. At 3 March 2006, there are no warrants to subscribe for ordinary shares outstanding.

Recommendation
Your Directors unanimously recommend that you vote in favour of all the above resolutions as they intend to do so themselves in respect of their own beneficial holdings.

Appointing a proxy
A proxy form is enclosed with this Notice and instructions for its use are shown on the form. Proxies must be submitted by 11.00am on Wednesday 26 April 2006 to Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DW. Details of how to submit your proxy electronically are given below.

Electronic proxy voting
Shareholders may register the appointment of a proxy for the AGM electronically at www.sharevote.co.uk, a website operated by the Company’s Registrar, Lloyds TSB Registrars. Shareholders are advised to read the terms and conditions, shown on the website, relating to the use of this facility before appointing a proxy. Any electronic communication sent by a shareholder that is found to contain a computer virus will not be accepted. Electronic communication facilities are available to all shareholders and those who use them will not be disadvantaged in any way.

Electronic proxy appointment through CREST
CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so for the AGM to be held on 28 April 2006 and any adjournment(s) thereof by using the procedures described in the CREST Manual. CREST Personal Members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a ‘CREST Proxy Instruction’) must be properly authenticated in accordance with CRESTCo’s specifications and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it constitutes the appointment of a proxy or an amendment to the instruction given to a previously appointed proxy, must, in order to be valid, be transmitted so as to be received by the issuer’s agent (ID 7RA01) by 11.00am on Wednesday 26 April 2006. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the issuer’s agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time, any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.

CREST members and, where applicable, their CREST sponsors or voting service providers should note that CRESTCo does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5) (a) of the Uncertificated Securities Regulations 2001.

Summary of AGM business
A summary of the business carried out at the Meeting will be published on the Group’s website, www.bg-group.com

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28	BG GROUP ANNUAL REVIEW 2005

Shareholder information

DIRECTIONS TO THE AGM
The map opposite shows the location of the ICC, the venue for the AGM.

HOW TO FIND OUT MORE ABOUT BG GROUP
If you would like to learn more about our operations and business policies, the following publications are available on our website www.bg-group.com or on request from the registered office address:

•	2005 Annual Report and Accounts

•	2005 Corporate Responsibility Report

•	Statement of Business Principles

ELECTRONIC COMMUNICATIONS
Shareview, the electronic shareholder communications service from Lloyds TSB Registrars, gives you access to more information about your shareholding including balance movements, indicative share prices and information on recent dividend payments. It also allows you to change your registered address details, set up a dividend mandate or change your existing mandated details. To register for this free service, visit www.shareview.co.uk and follow the simple instructions. You will need your shareholder reference number, which can be found on your dividend tax voucher. Through Shareview you can also register to receive Company communications electronically.

VOTING ELECTRONICALLY
All shareholders can submit proxies for the AGM electronically at www.sharevote.co.uk

Alternatively, shareholders who have already registered with Shareview can appoint a proxy by logging on to Shareview and then clicking on ‘Company meetings’.

CONSOLIDATED TAX VOUCHERS
Shareholders who have elected to have their dividends paid directly into their bank account receive just one tax voucher each year covering both the interim and final dividend payments. The consolidated tax voucher enclosed with this Annual Review covers all dividends paid during the 2005/2006 tax year. If you have more than one shareholder account in the same name(s) you will receive a separate letter in respect of the shareholdings in addition to the one shown on the consolidated tax voucher enclosed with this Annual Review. Shareholders wishing to receive a tax voucher in respect of each dividend payment should contact Lloyds TSB Registrars at the address shown right or call 0870 600 3951.

OVERSEAS DIVIDEND PAYMENTS
A service has been established to provide shareholders in over 30 countries with the opportunity to receive BG Group dividends in their local currency. For a small flat rate fee, shareholders can have their dividends automatically converted from pounds Sterling and paid into their bank account, normally within five working days of the dividend payment date.

For further details, please contact Lloyds TSB Registrars at the address below or call +44 (0)121 415 7029.

BG GROUP CORPORATE INDIVIDUAL SAVINGS ACCOUNTS (ISAs)
Rensburg Sheppards Investment Management Ltd, 2 Gresham Street, London EC2V 7QN. Telephone 020 7597 1500.

LOW COST SHARE DEALING SERVICES
Information on a range of low cost share dealing services is available from Lloyds TSB Registrars on 0870 600 3951 or at www.bg-group.com/dealing

GIFTING YOUR SHARES
To transfer your shares to another member of your family as a gift, please ask the Registrar for a gift transfer form. The completed transfer form with the relevant share certificate(s) should be returned to the Registrar to record the change in ownership. If you have a small number of shares and would like to donate them to charity, please ask the Registrar for a ShareGift (charity donation scheme) transfer form. Information is also available on the ShareGift website at www.sharegift.org

ENQUIRIES ABOUT THE GROUP
Enquiries relating to the Group’s results, business and financial position should made in writing to the Head of Investor Relations, at the registered office address or by email to invrel@bg-group.com

ENQUIRIES ABOUT SHAREHOLDER MATTERS
Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA. Telephone 0870 600 3951 or email bg@lloydstsb-registrars.co.uk

FINANCIAL CALENDAR
Ex-dividend for 2005 final dividend	29 March 2006
Record date for 2005 final dividend	31 March 2006
Annual General Meeting	28 April 2006
Payment of final dividend
Shareholders	12 May 2006
ADR	19 May 2006
Financial year end	31 December 2006

ALTERNATIVE FORMATS To receive shareholder communications in large print, Braille or audio, please contact Lloyds TSB Registrars on 0870 600 3951.

www.bg-group.com, www.shareview.co.uk, www.sharevote.co.uk, www.sharegift.org

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M5
Junc.1 (M6)
A41 Constitution Hill
Livery Street
Icknield Middleway
Frederick Street
Corporation St.
M6 Junc.6
Spaghetti Junction
(M40/M42)
St Chad's Queensway
Lancaster Circus
St Chad's Circus
Graham St.
Newhall Hill
Newhall Street
A457
Sandpits
Parade
Summer Hill St.
Great Charles St. Queensway
SNOW HILL
Colmore Circus
Steelhouse Lane
Corporation Street
James Watt Queensway
Summer Row
Newhall Street
Colmore Row
Bull Street
Dale End
Albert St.
The NIA
King Edward's Road
Cambridge St.
Paradise Circus
Cherry
Corporation Street
Bull St.
Albert St.
St. Vincent Street
Centenary Square
The ICC & Symphony Hall
New Street
Union St.
High St.
QUEENSWAY
MOOR ST
Sheepcote Street
Brindleyplace
Pinfold St.
New Street
Navigation Street
NEW ST
BROAD STREET
Suffolk St. Queensway
Hill Street
Station Street
The NEC and The NEC Arena
A456
ICC BIRMINGHAM
Digbeth High Street
M5 Junc.3
Smallbrook Queensway
Pershore Street
WHOLESALE MARKETS
Hurst Street
Holloway Head
M42 Junc.5 (M40)
FIVE WAYS
M42 Junc.1 (M5/M40)
A38 Bristol St.
Bath Row

DIRECTIONS TO THE AGM	Pedestrian area
The map shows the location of the International Convention Centre (ICC)
Free shuttle buses will run between Birmingham New Street Station and the ICC from 9.45am until one hour after the end of the meeting.

Car parking is available near the ICC as shown on the map.

Parking spaces for the disabled are available on request from the ICC. Please call 0121 644 6006 if you wish to reserve a space.

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IMPORTANT NOTE
This Annual Review is only a summary of information in the Company’s accounts, Directors’ report and Remuneration report. It does not contain sufficient information to allow for as full an understanding of the results of the Group and the state of affairs of the Company or the Group or of its policies and arrangements concerning Directors’ remuneration as would be provided by the full BG Group Annual Report and Accounts 2005.

Shareholders who would like more detailed information may obtain a copy of the full Annual Report and Accounts for 2005 from our website www.bg-group.com – alternatively, it is available free of charge from the Head of Investor Relations at the registered office address on this page. If you wish to receive the full Annual Report and Accounts in future years please write to Lloyds TSB Registrars at their address, shown on page 28.

CAUTIONARY NOTE TO SHAREHOLDERS IN RELATION TO CERTAIN FORWARD-LOOKING STATEMENTS
This Annual Review includes ‘forward-looking information’ within the meaning of Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended. Certain statements included in this Annual Review, including, without limitation, those concerning (a) strategies, outlook and growth opportunities, (b) positioning to deliver future plans and to realise potential for growth, (c) delivery of the performance required to meet the 2006 targets, (d) expectations regarding gas and oil prices, (e) development of new markets, (f) the development and commencement of commercial operations of new projects, (g) liquidity and capital resources, (h) gas demand growth, (i) plans for capital and investment expenditure, (j) the economic outlook for the gas and oil industries, (k) regulation, (l)qualitative and quantitative disclosures about market risk and (m) statements preceded by ‘believed’, ‘expected’, ‘likely to’, ‘scheduled’, ‘targeted’, ‘planned’, ‘proposed’, ‘intended’ or similar statements, contain certain forward-looking statements concerning the Group’s operations, economic performance and financial condition. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, (a) changes in economic, market and competitive conditions, including gas and oil prices, (b) success in implementing business and operating initiatives, (c) changes in the regulatory environment and other government actions, including UK and international corporation tax rates, (d) a major recession or significant upheaval in the major markets in which the Group operates, (e) the failure to ensure the safe operation of the Group’s assets worldwide, (f) implementation risk, being the challenges associated with delivering capital intensive projects on time and on budget, including the need to retain and motivate staff, (g) commodity risk, being the risk of a significant fluctuation in gas and/or oil prices from those assumed, (h) fluctuations in exchange rates, in particular the UK£/US$ exchange rate being significantly different from that assumed, (i) risks encountered in the gas and oil exploration and production sector in general and (j) business risk management.

BG Group plc 100 Thames Valley Park Drive Reading, Berkshire RG6 1PT www.bg-group.com Registered in England & Wales No. 3690065 Designed and produced by Black Sun Plc. Printed by Butler and Tanner

This Annual Review is printed on think[4] bright. This paper is produced from 100% ECF (Elemental Chlorine Free) pulp that is fully recyclable. It has FSC (Forest Stewardship Council) certification and has been manufactured within a mill that is registered under the British and international quality standard of BS EN ISO 9001-2000 and the environmental standard of BS EN ISO 14001-1996.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BG Group plc
Date: March 22, 2006
	By:	/s/ Ben Mathews
	Name:	Ben Mathews
	Title:	Company Secretary